Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

18 July 2017

Financial Update 2H17

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) would like to update shareholders on its current financial status subsequent to the closing of the recent U.S. capital raise and yesterday’s announcement of the expected 2nd milestone payment from Novartis.

Cash balance as at 30 June 2017 was AU$12.3 million. The additional proceeds received in July from the U.S. capital raise to accredited and institutional investors of approximately US$5.0 million (equivalent to approximately AU$6.5 million) together with the expected milestone payment from Novartis of US$1.0 million (equivalent to approximately AU$1.3 million) has extended the operational cash reach well into the last quarter of calendar year 2018, based on current management forecasts.

About Prima BioMed

Prima BioMed is a globally active biotechnology company and a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321 is a soluble LAG-3Ig fusion protein and an APC activator boosting T cell responses. IMP321 is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s large pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Stock Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (0) 422 534 755; mgregorowski@citadelmagnus.com